UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

17 August 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Diageo to acquire Aviation Gin and Davos Brands
Dated 17 August 2020

17 August 2020

17 August 2020

Diageo to acquire Aviation Gin and Davos Brands

Today, Diageo announces it has reached agreement to acquire Aviation American Gin through the acquisition of Aviation Gin LLC and Davos Brands LLC ('Davos Brands').

Aviation American Gin is an American style gin crafted with a blend of botanicals, with subtle juniper notes, delivering a smooth balanced flavour profile.  The brand has thrived under the leadership of its majority owner, Davos Brands, and the creative direction of co-owner Ryan Reynolds, who will retain an ongoing ownership interest in Aviation American Gin. Through this acquisition, Diageo is also acquiring the other brands in the Davos Brands' portfolio consisting of Astral Tequila, Sombra Mezcal and TYKU Sake.

The total consideration is up to $610 million, which includes an initial payment of $335 million and a further potential consideration of up to $275 million based on the performance of Aviation American Gin over a ten- year period.  This reflects the brand's current growth trajectory and expected upside potential.

Commenting today Ivan Menezes, Chief Executive of Diageo, said "We are delighted to announce this transaction, which supports our participation in the super premium gin segment in the United States. The acquisition of Aviation American Gin and the Davos Brands portfolio is in line with our strategy to acquire high growth brands with attractive margins that support premiumisation. We are confident that Aviation American Gin will continue to shape and drive the growth of super premium gin in North America and we are looking forward to working with Ryan Reynolds and the Davos Brands team to accelerate future growth."

Ryan Reynolds commented "A little over two years ago, I became an owner of Aviation Gin because I love the taste of Aviation more than any other spirit.  What I didn't expect was the sheer creative joy learning a new industry would bring. Growing the brand with my company, Maximum Effort Marketing, has been among the most fulfilling projects I've ever been involved with. I want to thank Diageo for their incredible team and passion. We're so excited for the next chapter of Aviation Gin, which, I promise, will require just as little reading."

Aviation American Gin is the second largest and one of the fastest growing brands within the super premium gin segment in the United States, having disrupted the gin category with its modern craft credentials[1]. In 2019, it grew volumes at over 100%, adding the highest number of cases and contributing 40% of super premium gin segment growth.[2]     The brand is well positioned to continue recruiting consumers into gin with its accessible flavour profile and American provenance.

The super-premium segment of the gin category is gaining momentum in the United States.  Having more than doubled its share of the gin category between 2014 and 2019, it grew at a compound annual growth rate of 18.5% - making it the fastest growing spirits segment in the United States[3].  A number of trends are supporting this growth, including consumer interest in quality ingredients like botanicals, in the variety of serves for gin and in craft spirits.

Davos Brands, founded in 2014, specialises in identifying key trends and early stage brands as well as creating and executing sales and marketing strategies for high growth brands in high growth categories.  The acquisition of Davos Brands also provides the opportunity to further develop the other brands in the portfolio by benefiting from Diageo's expertise.

Andrew T. Chrisomalis, Co-Founder and CEO of Davos Brands, commented "Brands are an evolution, reflecting the vision and values of their founders, sculptors and stewards.  Extraordinary partnership and teamwork brought us here, and with the continued creative genius of Ryan Reynolds, and this new, best in class global partnership with Diageo, the sky is truly the limit for Aviation American Gin and Davos Brands."

Debra Crew, President Diageo North America, commented "I am excited by the opportunity to bring these brands into Diageo. We believe Aviation American Gin will play an important role in building on the long term premiumisation trends in the United States. The entrepreneurialism of the Davos team and Ryan Reynolds combined with Diageo's strengths will help drive the continued momentum of the brand in North America and we feel confident that with Ryan's global reach that Aviation Gin can expand internationally."

The acquisition will be funded through existing cash and is expected to close before the end of 2020, subject to regulatory clearances.

ENDS
Enquiries:

Media relations:	Global
	Jessica Rouleau	+44 (0)7925 642 561
	Dominic Redfearn	+44 (0)7971 977 759
	press@diageo.com	+44 (0)7803 856 200
North America
	Kristen Crofoot Caroline Rhodes	+1 917-445-2835 +1 475-245-1277
Investor relations:	Lucinda Baker	+44 (0)7974 375 550
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.
Celebrating life, every day, everywhere.

About Davos Brands

Our mission is to build and develop the highest quality, best in class spirits brands that create a meaningful and valuable connection with consumers.  We do this through teamwork, passion, innovation, entrepreneurial spirit, and relentless perseverance. The Davos Brands team operates in a collegiate, open-structure, and dynamic mode.  Based in New York, the Davos Brands luxury portfolio includes owned brands Aviation Gin, TYKU Sake, Sombra Mezcal, & Astral Tequila.

Diageo plc LEI: 213800ZVIELEA55JMJ32

[1] IWSR, 2019.
[2] IWSR, 2019.
[3] IWSR, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 17 August 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary